Mail Stop 3561

May 5, 2008

Via U.S. Mail

Barbara Tejeda
Chairman, Chief Executive Officer,
Chief Financial Officer and Director
El Maniel International, Inc.
7424 Brighton Village Drive
Raleigh, North Carolina 27616

Re: **El Maniel International, Inc.**
Amendment No. 2 to Registration Statement on Form S-1
Filed April 23, 2008
File No. 333-148988

Dear Ms. Tejeda:

We have reviewed your responses to the comments in our letter dated April 16, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Prospectus

Risk Factors, page 2

We are Subject to Extensive and Increasing Regulation of Tobacco Products Which May *Now* Allow Us to Become Profitable, page 3

1. Revise the title of the risk factor to accurately describe the risks you are disclosing. In this regard, delete the typographical error in the risk factor which included the word, "now."

We are Subject to Important Limitations on Advertising and Marketing Cigarettes that
Could Harm its Competitive Position, page 4

2. Refer to the third sentence of this risk factor. Revise to clarify that you will be
   advertising cigars and not cigarettes.

3. Refer to the last sentence of this risk factor. Revise to disclose why Lorillard is
   related to your company and its operations.

Management Discussion and Analysis, page 13
Plan of Operation, page 14

4. We note your response to prior comment 10 and reissue in part. You have only
   listed the anticipated general expenses of $75,000 for the next twelve months and
   the marketing expenses of $125,000. As you expect to purchase cigars for
   distribution, provide *detailed* disclosure on the costs for such purchases for your
   inventory. Will the purchases for the cigars account for the general expenses of
   the company? Revise to provide a detailed explanation of your plan of operations
   for the next 12 months.

Other

5. The independent public accountants in each amendment should furnish manually
   signed and currently dated consents to the registration statement.

6. In the event of delay in effectiveness of the Form S-1, please update the financial
   statements in accordance with Item 310(g) of Regulation S-B.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3755 with any other questions.

         Regards,

         Max A. Webb
         Assistant Director

cc: Gregg E. Jaclin, Esq.
   facsimile: (732) 577-1188